Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

April 27, 2022

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

In compliance with the provisions set forth by the Argentine National Securities Commission, we write to inform you that the Ordinary and Extraordinary Shareholders’ Meeting (the “Meeting”) of Grupo Financiero Galicia S.A. (the “Company”) was held on April 26, 2022, at 11:21 a.m., and was presided over by Mr. Eduardo J. Escasany. The Meeting was held via Microsoft Teams videoconferencing technology and was attended by 43 shareholders (the “Shareholders”), of which seven were present and 36 were represented by proxy. The Shareholders represented 281,221,650 class “A” ordinary shares, with each share entitled to five votes (which represented both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes), and 923,018,769 class “B” ordinary shares, with each share entitled to one vote (which represented a capital stock value of 923,018,769 pesos), resulting in a quorum of 81,66%.

The Meeting was held in accordance with the requirements established by the Argentine Securities Exchange Commission’s general resolution 830/2020. Additionally, the Meeting was attended by Ms. Lucia Belén Soutullo of the Argentine Securities Exchange Commission and Mr. Ariel Schmutz of the Buenos Aires Stock Exchange.

Pursuant to the requirements of section 4, chapter II, Title II of the rules of the Argentine National Securities Commission, a summary of the resolutions adopted with respect to each item of the agenda of the Meeting (the “Agenda”) is provided below:

FIRST ITEM OF THE AGENDA: “Consideration for holding the Shareholders’ Meeting via use of videoconferencing technology. Appointment of two shareholders to sign the minutes.”

Prior to appointing shareholders to sign the minutes of the Meeting, the Company authorized and approved that the Meeting be conducted remotely, via use of certain Microsoft Teams videoconferencing technology. The Shareholders subsequently approved that Mr. Facundo Sarrabayrouse and Mr. Juan Manual Sarrabayrouse, as Shareholders of the Company, and the shareholder representative of Anses, Marianela Lago, be authorized to sign the minutes of the Meeting on a voluntary basis thereafter.

SECOND ITEM OF THE AGENDA: “Examination of the Financial Statement, Income Statement, and other documents, as set forth by Section 234, subsection 1 of the Argentine General Law of Companies, Annual Report – Integrated Information and Report of the Supervisory Syndics’ Committee for the 23rd fiscal year ended December 31st, 2021.”

The documents under discussion and referenced above were approved by the Shareholders.

THIRD ITEM OF THE AGENDA: “Treatment to be given to the fiscal year’s results. Integration of the Legal Reserve. Cash dividend distribution for an amount that, adjusted for inflation as required pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, equals approximately Ps. 3,500,000,000.- Creation of a Special Discretionary Reserve for eventual dividends distribution of profits to be treated by the annual Shareholders Meeting for an amount that, adjusted for inflation as required pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, equals approximately PS. 15,500,000,000.-, subject to liquidity conditions, dividends reception from our main subsidiary and financial situation. Granting of authorization to the Board of Directors to disaffect, partially or totally the Special Discretionary Reserve, up to said amount for

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

cash distribution or in kind, in this case valued at the market price, or in any combination of both options, in one or more opportunities. Increase of the Discretionary Reserve to develop new businesses and to support subsidiaries for the remaining amount.”

The negative balance of the unallocated results as of the end of the 2021 fiscal year amounted to Ps.$31,778,767,095.33., which restated as of March 31, 2022 by applying the index of Consumer prices (“National CPI”), published on April 13, 2022, amounts to $ 36,885,515,655.07.

The Shareholders approved (i) to allocate an amount equal to Ps. 1,588,938,355.00 to a Legal Reserve, in accordance with the provisions set by Article 70 of Law No. 19,550 and Article 5 of Chapter III of the Title IV of CNV Rules (T.O. 2013 and amendments), (ii) considering the Company´s economic-financial situation and the realized and liquid profits of the Company in accordance with the terms of Article 68 of Law No. 19,550, the distribution of cash dividend that, adjusted for inflation as required pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, equals approximately in Ps. 11,000,000,000.00., representing 745.918423726055% of 1,474,692,091 class “A” and “B” ordinary shares of the Company, in accordance with the capital increase approved by the Extraordinary Shareholder’s meeting held on November 10, 2020, and (iii) to allocate an amount that, adjusted for inflation as required pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, equals approximately Ps. 8,000,000,000.00 to a Special Discretionary Reserve for future dividend distribution.

The Shareholders also approved (i) to delegate to the Board of Directors the authority to partially disaffect said reserve in two moments, during September 2022 and January 2023, for a total amount that, adjusted for inflation as required pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, equals approximately Ps. 4,000,000,000.- each and (ii) to delegate to the Board of Directors the authority to determine the payment method ( in cash or in kind (in the case of the latter valued at market price) or in any combination of both options), and (iii) allocate the remaining amount of Ps. 16,041,239,872.07.- into a Discretionary Reserve to develop new businesses and to support subsidiaries.

FOURTH ITEM OF THE AGENDA: “Approval of the Board of Directors and Supervisory Syndics Committee´s performances.”

The Shareholders approved the performances of the Company’s board of directors and supervisory syndics’ committee.

FIFTH ITEM OF THE AGENDA: “Supervisory Syndics Committee´s compensation.”

The Shareholders approved the fixing of the compensation for the supervisory syndics’ committee for the 2021 fiscal year in the amount of Ps. 1,932,175.00.

SIXTH ITEM OF THE AGENDA: “Board of Director’s compensation.”

The Shareholders approved that, for the relevant fiscal year under analysis, the directors of the Company may receive compensation in amount of Ps. 250,000,000.00.

SEVENTH ITEM OF THE AGENDA: “Granting of authorization to the Board of Directors to make advance payments of directors’ fees during the fiscal year started on January 1, 2022, ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.”

The Shareholders authorized the Company’s board of directors to make payments in advance on account of fees incurred by directors, ad referendum of the decision made at the shareholders’ meeting considering the documentation corresponding to the fiscal year that started on January 1, 2022.

EIGHTH ITEM OF THE AGENDA: “Election of three regular syndics and three alternate syndics for one-year term of office.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

The Shareholders approved the reelection of the public accountants José Luis Gentile, Omar Severini and Antonio Roberto Garcés as regular syndics, and the reelection of the lawyers Fernando Noetinger and Miguel Norberto Armando, as well as the election of the lawyer María Matilde Hoenig, as alternate syndics, with each of the foregoing individuals to serve a one (1)-year term of office.

NINTH ITEM OF THE AGENDA: “Determination of the number of regular and alternate directors until reaching the number of directors determined by the Shareholders’ meeting.”

The Shareholders approved the fixing of the number of regular directors of the Company at nine (9) and the number of alternate directors at six (6). The Shareholders further resolved to reelect Mr. Eduardo J. Escasany, Mr. Pablo Gutierrez and Mr. Alejandro Asrin, as Regular Directors, each for three (3)-year terms, and to reelect Ms. Ana M. Bertolino and Mr. Ricardo A. González as alternate Directors for a three (3)-year term. For the avoidance of doubt, the rest of the regular and alternate directors of Banco Galicia shall remain in place.

TENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the Financial Statements for fiscal year 2021.”

The Shareholders approved that the compensation for the accountant who certified the financial statements of the Company for the 2021 fiscal year be fixed at Ps 8,672,834.68. –

ELEVENTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2022.”

The Shareholders approved the appointment of Sebastián Morazzo and Carlos Martín Barbafina as independent accountant and alternate accountant, respectively, of the Company. Both accountants are from Price Waterhouse & Co. S.R.L.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com